[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

February 4, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:  William Thompson

Re:	Asia Time Corporation
Amendment No. 4 to Registration Statement on Form S-1 Filed January 17, 2008
Supplemental Response
File No. 333-140692

Dear Mr. Thompson:

Per our discussion, and on behalf of Asia Time Corporation, a Delaware corporation (the “Company”), we hereby provide a supplemental response in connection with the registration statement referenced above. Based upon the Staff’s review of Amendment No. 3, the Commission issued a comment letter dated January 9, 2008, to which the Company filed a response letter and Amendment No. 4 on January 17, 2008. The following consists of the Company’s supplemental responses to comment numbers 4, 7 and 8 as contained in the Staff’s comment letter.

Condensed Consolidated Statement of Cash Flows, page F-5

4.
Comment: We refer you to comment 44 in our letter dated March 16, 2007. Please consider revising to present dividend income consistently with the interim financial statements included in your previous amendment. Any revision should also be reflected in the table on page F-39.

Supplemental Response: We respectfully note your comment and have revised the condensed consolidated statement of cash flows to consistently present dividend income.

Note 17: Common stock and convertible preferred stock, page F-25

7.
Comment: Reference is made to your disclosure of the escrow agreement between Mr. Kwong Kai Shun and the investors in the last paragraph on page F-27. It appears that the agreement to release shares of common stock placed in escrow to Mr. Kwong Kai Shun upon the achievement of the performance criteria is a compensatory arrangement and that it is probable that a majority of the shares will be released to him. Please tell us how you are accounting for compensatory arrangement and the basis in GAAP for your accounting treatment citing relevant authoritative literature. In your response please discuss the applicability of SFAS 123(R). We are particularly interested in your assessment of paragraphs 11 and A49 - A51 of SFAS 123(R). Also discuss the applicability of the concepts in SAB Topic 5:T.

Supplemental Response: After reviewing the requirements of SFAS 123(R), including paragraphs 11 and A49 through A51, and the requirements of SAB Topic 5: T, the Company has concluded that the Escrow Shares should be accounted for as the equivalent of a performance-based compensatory stock plan between the Company and Mr. Kwong Kai Shun. In order to determine the fair value of this performance-based arrangement, the Company retained an independent valuation consultant to advise the Company on the appropriate methodology to determine the fair value of the compensatory aspects of this arrangement. The Company, after consultation with the valuation experts, determined that the appropriate valuation method was a binomial tree model with a volatility factor of 57%, a risk-free interest rate of 5.9%, and weekly steps to incorporate 63 possible scenarios for net income and common stock price by the end of the Kwong Agreement, probabilities for each scenario, and a backward induction tree to calculate the discounted value, which generated an aggregate fair value of $2,433,650 for the Escrow Shares. Based on the 2007 financial results, the Escrow Shares will be either returned to Mr. Kwong or be distributed to the investors. Accordingly, based on a review of all of the relevant factors, the Company concluded that the amortization period for the compensation expense should be the 11 month period from February 2007 through December 31, 2007, which is the period in which the escrow shares are effectively subject to the Kwong Agreement. The Company has added the aforementioned disclosures to the discussion in footnote 17 relating to the Escrow Shares. The Company has also added the following disclosure on stock-based compensation in footnote 3 to its September 30, 2007 financial statements as follows:

William Thompson
February 4, 2008

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), a revision to SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 123R requires that the Company measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards, with the cost to be recognized as compensation expense in the Company’s financial statements over the vesting period of the awards. Accordingly, the Company recognizes compensation cost for equity-based compensation for all new or modified grants issued after December 31, 2005. The Company did not have equity awards outstanding at December 31, 2005.

The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with EITF 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, and EITF 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees”, whereas the value of the stock compensation is based upon the measurement date as determined at either (a) the date at which a performance commitment is reached or (b) at the date at which the necessary performance to earn the equity instruments is complete.

The Company did not recognize any stock-based compensation during the three months or nine months ended September 30, 2006. During the three months and nine months ended September 30, 2007, the Company recorded $663,723 and $1,769,928, respectively, as a charge to operations to recognize the grant date fair value of stock-based compensation in conjunction with the Kwong Agreement described at Note 17, and during the three months ending December 31, 2007, the Company will recognize a final charge to operations of $663,722 with respect to the Kwong Agreement.

The Company has also disclosed in Footnote 21 the details of the restatement of the previously issued financial statements. In addition, the Company has added the following information to footnote 17:

The Company has accounted for the Escrow Shares as the equivalent of a performance-based compensatory stock plan between the Company and Mr. Kwong. Accordingly, the Company, in conjunction with an independent valuation firm, determined the fair value of the stock compensation related to the Escrow Shares by employing a complex scenario analysis using a binomial tree model, which is commonly used to value performance-based equity compensation packages. The valuation model used a volatility factor of 57%, a risk-free interest rate of 5.7%, and weekly steps to incorporate 63 possible scenarios for net income and common stock price by the end of the Kwong Agreement, probabilities for each scenario, and a backward induction tree to calculate the discounted value, which generated an aggregate fair value of $2,433,650.

William Thompson
February 4, 2008

As the performance conditions under this compensatory stock plan relate to the attainment of specific defined net income milestones for both 2006 and 2007, the Company has determined that the appropriate period over which to recognize the fair value of this compensatory stock plan (i.e., the period of vesting, which is equivalent to the period of benefit) is the 11-month period from February 2007 through December 2007, which is the period in which the Escrow shares are effectively subject to the Kwong Agreement. The Company met the 2006 net income requirement of $6,300,000. Based on 2007 final net income (as defined), the Escrow Shares will either be returned to Mr. Kwong or distributed to the investors in the Private Placement when those results are known.

Other minor text changes have taken place in the footnotes to make the effect of this transaction apparent. We have concluded the above accounting and disclosures are appropriate and in accordance with United States Generally Accepted Accounting Principles.

The Company will be filing amended Quarterly Reports on Form 10-Q for the three months ended March 31, 2007, June 30, 2007 and September 30, 2007 shortly.

Note 22. Subsequent Events, page F-40

Accounting for Bonds and Warrants, page F-42

8.
Comment: Please tell us how you computed the beneficial conversion feature and why your computation complies with EITF 00-27. Specifically address the requirements in Issues 1 and 2 of EITF 00-27. We are particularly interested in how you determined the effective and most favorable conversion prices used in measuring the intrinsic value of the beneficial conversion feature. In addition, please file the schedules to the subscription agreement filed as Exhibit 10.1 to Form 8-K filed November 16, 2007.

Supplemental Response: The Company has determined that the most effective and most favorable conversion prices in measuring the intrinsic value of the beneficial conversion feature would be the lowest conversion price specified in the agreement, which is $2.00 per share rather than using the $3.50 that the Company used previously in the calculation. Our response concerning the method of calculation is unchanged. We have revised the calculations and the footnote to reflect the most favorable conversion price of $2.00. The footnote now reads as follows:

At November 13, 2007, the date of issuance, the Company determined the fair value of the Bonds to be $5,440,160, net of discounts for the fair value of the Warrants and the beneficial conversion feature aggregating $2,319,840, which were determined using the relative fair value method in accordance with APB 14 and EITF 98-5. The Warrants and the beneficial conversion feature were valued at $1,039,840 and $1,280,000, respectively, with the fair value of the Warrants calculated using the Black-Scholes valuation model and the fair value of the beneficial conversion feature calculated using a conversion price of $2.00 per share, which is the Bond conversion price called for if the Company does not complete an initial public offering. The Bond discounts related to the Warrants and the beneficial conversion feature will be included in additional paid-in capital and will be recorded as interest expense over the five-year term of the Bonds using the interest method. The value of the Warrants and beneficial conversion feature are subject to adjustment based on the actual public offering price when the Company completes such an offering. The Company will recalculate these amounts after its initial public offering based on the public offering price and will make any appropriate adjustments.

William Thompson
February 4, 2008

We believe the footnote is an appropriately detailed subsequent events note regarding this transaction informing the user of all the important facts related to this transaction.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned or at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc: Kwong Kai Shun, Asia Time Corporation